�          !" # $" %& "$"'()* )+,-./ 0 123245678.9./ :;<=3 >?@ 3=3A BCDEFDGBHIEF HE IJE FKGLCHBHKF M NOP MQMR STUVWXWY Z[\ ]̂_W ̀Gabcdef̀g OTThiTjWk ̂hlOP ̂_Ô Û _Ok miYj_OkWl ̂_W nhVhoUTp TiqrWY hn Ûk hYlUTOYP k_OYWkhT ̂_W [hTlhT ŝhjt uvj_OTpW nYhq uwxyu sx _OXUTp Ûk YWpUk̂WYWl hnUjW Ô z{ YiW N|TOYk }~QQM ZOYUk{ YOTjW{oÛ_ \hqqWYjUOV YWpUk̂YÔUhT TiqrWY R€M Q€Q Mz ‚\s ZOYUk ]̀ƒ„… †‡aˆ…‡̀g‰ Š_W YWmiYj_OkWl k_OYWk oUV rW _WVlUT ̂YWOkiYP‰ I‡‹Œed‡f F„d‡… ŽÔW hn miYj_OkWk M NOP MQMRyiqrWY hn hYlUTOYP k_OYWk miYj_OkWl M{QQQUp_Wk̂ mYUjW mOUl mWY k_OYW ‘’m €{€€M‰~Q[hoWk̂ mYUjW mOUl mWY k_OYW ‘’m €{€MR‰QQ“hViqW oWUp_̂Wl OXWYOpW mYUjW mOUl mWY k_OYW ‘’m €{€RR‰Q” sij_ miYj_OkWk nhYq mOŶ hn ̂_W \hqmOTP•k WvUk̂UTp k_OYW riP–rOjt mYhpYOqqW OTl oWYW WnWĵWl miYkiOT̂ ̂h ̂_WUTk̂YiĵUhTk UkkiWl ̂h ̂_W ’YhtWY rP ̂_W \hqmOTP hT ”} NOYj_ MQMR{ Ok OTThiTjWl hT ̂_Ô lÔW‰ hVhoUTp ̂_W miYj_OkW hn ̂_WkW k_OYWk{ STUVWXWY _hVlk ”Q€{~Qz{~”— hn Ûk hYlUTOYP k_OYWk UT ̂YWOkiYP OTl _OkM{~M€{}}{M~R hYlUTOYP k_OYWk UT UkkiW ]WvjVilUTp ̂YWOkiYP k_OYWkg‰ D˜˜‡…˜dƒ…‹ Œe™a‡bdƒŒae B‡d‹Œe˜ š…e›… œa›b… ž…Œ˜„ƒ…‹ dš…‡d˜…c‡ŒŸ…  ¡†c¢ D˜˜‡…˜dƒ…‹ ša›b…[su €{€RR‰—} ”{”}\’£u ’wu\’£u \wu €{€MR‰~Q ”€MŠiY¤ihUkW €{€MR‰~Q €” NWlUO uT¤iUYWkZVWOkW jhT̂Oĵ ̂_W STUVWXWY ZYWkk £nUjW Ô ZYWkk–£nUjW‰[hTlhT¥STUVWXWY‰jhq B‡dedŸƒŒae ‹…ƒdŒ �� � �  ���  ��� !�"� �## "� � �$� �%& �"   '��� & �� �  ( �  "�) �*� �+& �� �� �,)#*�"�# �� *-&�#)) � "�   �  .�/0123435670893 :;4<=�>?@ABC;1D428�E=20= C4F=�>@GCB !'!HI JK L. . !'!HI JK L. .M! !'!HI JK L. .LH !'!!I JK . .  !'!HI JK .!H.  !'!HHI JK  .H.L !'!HI JK .!. ! !'!HI ,+N�,O H. L. ! !'!HI PQ " H. L. L !'!HI JK !. .  !'!I JK . .! !'!H!I JK ..L !'!H!I JK ..M !'!HHI JK .!. L !'!HHI JK .!. L !'!HHI JK .!. LH !'!HI JK .. !'!HLI JK .!. !'!HLI JK .!.�RSTU�TVWXYZ[\TXV�TU�]YX̂T_̀_�ab�cdef�\S̀�V̀gU�ÙŶTh̀�XW�\S̀�iXV_XV�e\Xhj�klhS[Vm̀n�cde�TU�[]]YX̂ _̀�ab�\S̀�oTV[VhT[p�qXV_rh\�sr\SXYT\b�\X�[h\�[U�[tYTZ[Yb�uVWXYZ[\TXV�tYX̂T_̀Y�TV�\S̀�vVT\̀_�wTVm_XZn�R̀YZU�[V_�hXV_T\TXVU�Ỳp[\TVm�\X�\S̀�rÙ�[V_�_TU\YTar\TXV�XW�\STU�TVWXYZ[\TXV�Z[b�[]]pbn�oXY�WrY\S̀YTVWXYZ[\TXVf�]p̀[Ù�hXV\[h\�YVUxpÙmnhXZ�XY�̂TUT\�gggnYVUnhXZncde�Z[b�rÙ�bXrY�ut�[__ỲUU�\X�hXVWTYZ�hXZ]pT[Vh̀�gT\S�\S̀�\̀YZU�[V_�hXV_T\TXVUf�\X�[V[pbÙ�SXg�bXr�̀Vm[m̀�gT\S�\S̀�TVWXYZ[\TXV�hXV\[TV̀_�TV�\STUhXZZrVTh[\TXVf�[V_�\X�US[Ỳ�UrhS�[V[pbUTU�XV�[V�[VXVbZTÙ_�a[UTU�gT\S�X\S̀YU�[U�][Y\�XW�XrY�hXZZ̀ YhT[p�ÙŶTh̀Un�oXY�WrY\S̀Y�TVWXYZ[\TXV�[aXr\�SXgcde�[V_�\S̀�iXV_XV�e\Xhj�klhS[Vm̀�rÙ�\S̀�]̀YUXV[p�_[\[�bXr�]YX̂T_̀�rUf�]p̀[Ù�Ù �̀XrY�tYT̂[hb�tXpThbn�kdy��zNK${||$${%|}{% ~�€�‚ƒ„…ƒ„�†‡ƒˆ‰�Š‹ˆŒ„Ž�‘ˆ’�“‘�”•ŽŒ‡–�”–”—…’